Subsidiaries of A-Mark Precious Metals, Inc.
100% owned except where indicated

Name of Subsidiary	Jurisdiction of Incorporation
Collateral Finance Corporation	Delaware
A-Mark Trading AG	Austria
Transcontinental Depository Services, LLC	Delaware
A-M Global Logistics, LLC	Delaware
AM&ST Associates, LLC	Delaware (55% owned)
Goldline, Inc.	Delaware